Exhibit 99.1

Nano Dimension to Acquire Desktop Metal, Creating a Leader in Additive Manufacturing

Well-Capitalized Combined Company with Strong Financial Profile and 2023 Revenue of $246M, 28% from Recurring Revenue

Poised for Significant Value Creation from Complementary Product Offerings and Deeper Diversified Global Customer Penetration

Focus on Reaching Profitability and Capitalizing on Growth Potential Through Greater Scale as Industry Continues Shift to AM Designed-for-Manufacturing Applications

Companies to Hold Joint Investor Call to Discuss Transaction Today, Wednesday, July 3rd at 8:30 AM ET

WALTHAM and BOSTON, Mass., July 03, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or “Nano”) and Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) today jointly announced that they have entered into a definitive agreement under which Nano Dimension will acquire all outstanding shares of Desktop Metal in an all-cash transaction for $5.50 per share, subject to possible downward adjustments to $4.07 per share, as described below.

At $5.50 per share, the transaction represents a 27.3% premium to Desktop Metal’s closing price and a 20.5% premium to the 30-day VWAP as of July 2, 2024, for total consideration of approximately $183 million, possibly down to $4.07 per share or $135 million in total.

Yoav Stern, Nano Dimension’s Chief Executive Officer and member of the Board of Directors, said, “Our combination with Desktop Metal is another step in Nano Dimension’s evolution to become the leader in digital manufacturing, with capabilities in mass manufacturing for critical industrial applications. We’re excited to join forces with an excellent group of technology leaders, all of whom share our vision for transforming manufacturing to Digital Industry 4.0. I look forward to working with Ric Fulop and his team to drive value for all our stakeholders, including creating opportunities for our employees as part of a larger, more diversified global innovative company, driving customer support and generating long-term growing value for shareholders as we focus on profitable growth.”

Ric Fulop, Desktop Metal’s Co-Founder and Chief Executive Officer, said, “We’re excited to bring together our pioneering, complementary product portfolios that will further enhance our ability to serve our customers in high-growth industries with a more complete offering of digital manufacturing technologies for metal, electronics, casting, polymer, micro-polymer and ceramics applications. We look forward to working with Nano Dimension to join two great companies and their devoted teams that can serve our stakeholders to the maximum extent possible.”

Compelling Strategic and Financial Benefits

●	Unites two product portfolios with highly complementary capabilities: The transaction combines the strengths of each company across varied end user-applications, Additive Manufacturing (“AM”) technologies and material coverage to create the broadest product portfolio across metal, electronics, casting, polymer, micro-polymer and ceramics. Nano is a known leader in 3D-printed electronics and high-performance polymer, ceramic and metal applications, with a robust software platform driven by DeepCube’s deep learning-based AI, while Desktop Metal maintains platforms focused on industrial-volume scale applications of metal and polymer with proprietary materials, software, and sintering solutions.

●	Accelerates industry transition to mass production: The union of the two companies that will create a long-term business, creating a leader in 3D printing innovative solutions that drive the transition from prototyping to mainstream tooling and end-use part production. The combined company will be the first AM provider covering the full gamut of customer needs from prototyping to production across a range of critical and high-performance medical and electronics applications in industrial and high-performance materials.

●	Deepens exposure in key end markets, enhancing customer penetration, while diversifying its base: The combined company is expected to be able to expand opportunities to cross-sell to its existing customers as well as to grow its overall customer base with optimized customer acquisition capabilities and joint go-to-market strategies, including targeting customers with complementary offerings in shared key markets in the automotive, aerospace/defense, industrial, medical and R&D/academia industries. Together, the combined company will serve a range of industry verticals with blue-chip customers including Amazon, Caterpillar, Fraunhofer Institute, NASA, Raytheon, REHAU, Tesla, Thermo Fisher Scientific, Toyota, the US Army and more.

●	Developing a premium, high-margin portfolio of AM & materials solutions with strong recurring revenue potential: Together, Nano Dimension’s and Desktop Metal’s portfolio will be focused on high-tech solutions that generate premium margins and are supported by an installed machine base of over 8,000 systems, representing significant opportunities for recurring revenue generation from a larger services and consumables offering. The combined company will benefit from significantly enhanced scale and a diversified profile with 2023 combined revenue of $246 million, of which 28% was generated by recurring revenue streams from the services and consumables. The combined company’s complementary expertise and leadership in solutions for mass production will create an AM company that has a record of delivering solutions for manufacturing at high volumes.

●	Together, the combined company will have a strong financial profile and cash reserves, to support a path to profitability and strategic initiatives: The combination will enable pooling of resources in administration, sales, marketing and R&D and generate efficiencies and cost savings opportunities, while enhancing R&D and innovation capabilities. The combination is anticipated to generate in excess of $30 million in run-rate synergies over the next few years, in addition to previously announced cost savings from each of the two organizations. We believe business operations and capabilities will provide for consolidation opportunities as the combined company focuses on core geographies, including offices, R&D and manufacturing facilities in the multiple U.S. locations, UK, Germany, Switzerland Netherland, Italy, Israel and APAC.

Transaction Highlights

Subject to the terms and conditions of the merger agreement, Nano Dimension will acquire all of the outstanding shares of Desktop Metal for $5.50 per share in cash. The purchase price may be adjusted for:

●	Transaction expenses: Desktop Metal estimates that transaction expenses will be approximately $11 million, which would result in an approximate decrease of $0.44 per share. The maximum reduction, based on expenses, is $0.63 per share.

●	If the closing of the transaction extends into 2025, Nano Dimension has committed to providing Desktop Metal with a $20 million secured loan facility. Desktop Metal does not expect to draw on the facility, but to the extent it does, there will be an adjustment to the purchase price based on the amount drawn prior to closing of up to $0.80 per share.

●	If all reductions will occur, the price will be $4.07 per share, a total consideration of $135 million.

The closing of the transaction is subject to certain closing conditions, including the approval of Desktop Metal’s stockholders, and required regulatory approvals, and certain termination rights as described in the merger agreement.

Additional information about the proposed transaction, including a copy of the merger agreement, will be provided in a Report of Foreign Private Issuer on Form 6-K to be filed by Nano Dimension and a Current Report on Form 8-K to be filed by Desktop Metal with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Timing and Approvals

The transaction, which was unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2024, subject to the satisfaction of customary closing conditions described above.

Financing

The transaction is not subject to a financing condition. Nano Dimension intends to finance the transaction using its cash on hand. The combined company is expected to have a strong cash position at closing, with approximately $665 million at the $5.50 per share price ,or $680 million at the reduced price $4.07 per share price as described above, of projected cash and cash equivalents post-transaction, which assumes no repurchases of Desktop Metal’s $115 million outstanding convertible notes which will be required as a result of the transaction if holders accept the offer to repurchase, unless refinanced.

Conference Call and Webcast

Management from Nano Dimension and Desktop Metal will be hosting a joint investor call Wednesday, July 3rd at 8:30 AM ET.

Listen in and join Q&A via dial-in and/or listen in and view a presentation via the webcast link per below:

●	Dial-in toll free: 844-695-5517

●	Dial-in international: 1-412-902-6751

●	Dial-in for Israel toll free: 1-80-9212373

●	Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=KMeTv6O4

Advisors

Greenhill & Co., LLC, an affiliate of Mizuho, is serving as exclusive financial advisor to Nano Dimension, and Greenberg Traurig and Sullivan & Worcester LLP are serving as Nano Dimension’s legal counsel. Stifel is serving as financial advisor to Desktop Metal, while Latham & Watkins LLP and Shibolet & Co. are serving as legal counsel.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

About Desktop Metal

Desktop Metal (NYSE: DM) is driving Additive Manufacturing 2.0, a new era of on-demand, digital mass production of industrial, medical, and consumer products. Its innovative 3D printers, materials, and software deliver the speed, cost, and part quality required for this transformation. Desktop Metal is the original inventors and world leaders of the 3D printing methods it believes will empower this shift, binder jetting and digital light processing. Today, Desktop Metal’s systems print metal, polymer, sand and other ceramics, as well as foam and recycled wood. Manufacturers use its technology worldwide to save time and money, reduce waste, increase flexibility, and produce designs that solve the world’s toughest problems and enable once-impossible innovations. Learn more about Desktop Metal and its #TeamDM brands at www.desktopmetal.com.

Forward-Looking Statements and Other Disclaimers

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Specifically this press release includes statements regarding: (i) the final merger consideration, which is subject to certain adjustments and the expectations regarding those adjustments and the drawing on the loan facility, and the timing of closing, (ii) complementary product portfolios, enabling both the companies to better serve their customers in high-growth industries with a more complete offering across different fields, (iii) Nano’s opportunities for its employees as part of a larger, more diversified global innovative company, (iv) the ability to drive customer support level and generate long-term growing value for shareholders, (v) Nano’s ability to focus on profitability and growth, (vi) the combined company will accelerate industry transition to mass production, (vii) the benefits of significantly enhanced scale and a diversified profile, (viii) 2023 combined revenue, (ix) the companies creating a stronger company positioned to win in their key markets, (x) the strategic and financial benefits and advantages of the transaction, (xi) the expected closing of the transaction, (xii) anticipated annual run-rate synergies and cost savings from the combination and (xiii) Desktop Metal’s estimates regarding the transaction expenses, draws on the loan facility and the total amount of the adjustments to the purchase price. Because such statements deal with future events and are based on Nano Dimension’s and Desktop Metal’s current expectations, they are subject to various risks and uncertainties. The acquisition is subject to closing conditions, some of which are beyond the control of Nano or Desktop Metal. Actual results, performance, or achievements of Nano Dimension or Desktop Metal could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including (i) the ultimate outcome of the proposed transaction between Nano and Desktop Metal, including the possibility that Desktop Metal’s stockholders will reject the proposed transaction, (ii) the effect of the announcement of the proposed transaction on the ability of Nano and Desktop Metal to operate their businesses and retain and hire key personnel and to maintain favorable business relationships (iii) the timing of the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals), (vi) the Company’s transaction expenses are greater than expected; (vii) the Company draws on the loan facility provided by Nano, (vii) other risks related to the completion of the proposed transaction and actions related thereto, (viii) the risks and uncertainties discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, and under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this press release has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act’). Except as otherwise required by law, each of Nano Dimension and Desktop Metal undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension and Desktop Metal are not responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Desktop Metal intends to file a proxy statement with the SEC. Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Desktop Metal may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Nano, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Desktop Metal shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 23, 2024 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano or Desktop Metal using the sources indicated above.

Nano Dimension Contacts

Investor:
ir@nano-di.com

Media:
Kal Goldberg / Hannah Dunning | NanoDimension@fgsglobal.com

Desktop Metal Contacts

Investors:
(857) 504-1084
DesktopMetalIR@icrinc.com

Media:
Sarah Webster
(313) 715-6988
sarahwebster@desktopmetal.com

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